Exhibit 12.1

FelCor Lodging Limited Partnership

Computation of Ratio of Earnings To Fixed Charges

	2012	2011	2010	2009	2008

Income (loss) from continuing operations	(188,342)	(133,522)	(111,755)	(89,487)	(47,225)
Equity in income of unconsolidated entities	(2,779)	2,068	(16,916)	4,814	10,931
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(191,121)	(131,454)	(128,671)	(84,673)	(36,294)

Fixed charges:
Interest expense	125,484	130,658	132,331	92,275	83,271
Capitalized interest	12,930	2,206	638	767	1,350
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	138,414	132,864	132,969	93,042	84,621

Amortization of capitalized interest	1,804	1,778	1,736	1,735	1,831

Distributed income of equity investees	4,160	2,261	2,190	2,789	2,973

Interest capitalized	(12,930)	(2,206)	(638)	(767)	(1,350)

Earnings	(59,673)	3,243	7,586	12,126	51,781

Fixed charges	138,414	132,864	132,969	93,042	84,621

Ratio of Earnings to Fixed Charges	(0.43)	0.02	0.06	0.13	0.61

Deficiency	198,087	129,621	125,383	80,916	32,840